SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Critical Path, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22674V100

(CUSIP Number)

Eirene Yeung

Cheung Kong (Holdings) Limited

8th Floor, Cheung Kong Centre

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

John A. Otoshi

Latham & Watkins LLP

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852-2522-7886)

September 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with

  7    Sole Voting Power

                - 0 -

  8    Shared Voting Power

                22,985,061 (1) (including shares disclaimed, see 11 below)

  9    Sole Dispositive Power

                - 0 -

10    Shared Dispositive Power

                22,985,061 (1) (including shares disclaimed, see 11 below)

11

Aggregate Amount Beneficially Owned by Each Reporting Person

22,985,061 (1), of which Cheung Kong (Holdings) Limited (“Cheung Kong”) expressly disclaims beneficial ownership of 8,102,566 shares beneficially owned by Hutchison Whampoa Limited (“HWL”) and Cenwell Limited (“Cenwell”) and 6,499,682 shares beneficially owned by CK Life Sciences Int’l., (Holdings) Inc. and Great Affluent Limited

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 50.5% (2)
14	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CAMPINA ENTERPRISES LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 8,382,813 (3) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 8,382,813 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,382,813 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 18.4% (2)
14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) HUTCHISON WHAMPOA LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 8,102,566 (4) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 8,102,566 (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,102,566 (4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.8% (2)
14	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CENWELL LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 8,102,566 (4) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 8,102,566 (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,102,566 (4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.8% (2)
14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CK LIFE SCIENCES INT’L., (HOLDINGS) INC. – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 6,499,682 (5) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 6,499,682 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,499,682 (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) GREAT AFFLUENT LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 6,499,682 (5) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 6,499,682 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,499,682 (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14	Type of Reporting Person CO

(1)	Of these 22,985,061 shares, 9,897,910 are issuable upon conversion of 872,727 shares of Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), of Critical Path Inc., a California corporation (the “Issuer”) at a conversion price of $1.50 per share (including accretion of dividends as at September 30, 2004), and 13,087,151 shares are issuable upon conversion of 12,920,000 shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”), of the Issuer at a conversion price of $1.50 per share (including accretion of dividends as at September 30, 2004).

(2)	Applicable percentage ownership of the class referred to herein as Common Stock is based on 45,545,664 shares of common stock, par value $0.001 per share (the “Common Stock”), representing 22,560,603 shares of Common Stock issued and outstanding as of September 30, 2004, plus 9,897,910 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein and 13,087,151 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein.

(3)	Of these 8,382,813 shares, 4,948,955 are issuable upon conversion of 436,363 shares of Series D Preferred Stock at a conversion price of $1.50 per share (including accretion of dividends as at September 30, 2004), and 3,433,858 shares are issuable upon conversion of 3,390,000 shares of Series E Preferred Stock at a conversion price of $1.50 per share (including accretion of dividends as at September 30, 2004).

(4)	Of these 8,102,566 shares, 4,948,955 are issuable upon conversion of 436,364 shares of Series D Preferred Stock at a conversion price of $1.50 per share (including accretion of dividends as at September 30, 2004), and 3,153,611 shares are issuable upon conversion of 3,113,333 shares of Series E Preferred Stock at a conversion price of $1.50 per share (including accretion of dividends as at September 30, 2004).

(5)	Issuable upon conversion of 6,416,667 shares of Series E Preferred Stock at a conversion price of $1.50 (including accretion of dividends as at September 30, 2004).

This Amendment No. 3 amends the Statement on Schedule 13D (the “Statement”) previously filed with the Securities and Exchange Commission by Cheung Kong on December 22, 2001 with respect to the Common Stock of the Issuer, as subsequently amended and restated in its entirety by Amendment No. 1 thereto filed by Cheung Kong on December 1, 2003, and amended by Amendment No. 2 thereto filed by Cheung Kong on July 14, 2004.

This Amendment No. 3 to the Statement is being filed as a result of the disposition of 6,500,000 shares of Series E Preferred Stock by Great Affluent Limited (“GAL”), as further described under Item 6.

Item 5. Interest in Securities of the Issuer.

The first six paragraphs of subsection (a)-(b) of Item 5 are hereby amended and replaced in their entirety with the following six paragraphs:

(a) — (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of (i) 436,363 shares of Series D Preferred Stock, convertible into 4,948,955 shares of Common Stock (including accretion of dividends as at September 30, 2004), and (ii) 3,390,000 shares of Series E Preferred Stock, convertible into 3,433,858 shares of Common Stock (including accretion of dividends as at September 30, 2004). Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 8,102,566 shares of Common Stock issuable upon conversion of the Series D Preferred Stock and Series E Preferred Stock beneficially owned by HWL and Cenwell, and, through its ownership of 44.01% of the issued shares of CKLS, Cheung Kong may be deemed to share voting and dispositive power over the 6,499,682 shares of Common Stock issuable upon conversion of the Series E Preferred Stock beneficially owned by CKLS and GAL. This aggregate beneficial ownership of 22,985,061 shares of Common Stock represents 50.5% of the Common Stock, based on a total of 45,545,664 shares of Common Stock (representing 22,560,603 shares of Common Stock issued and outstanding as of September 30, 2004, plus 9,897,910 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein and 13,087,151 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein, including accretion of dividends as at September 30, 2004). Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of any shares of Common Stock or Series E Preferred Stock beneficially owned by HWL, Cenwell, CKLS and GAL, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Campina is the beneficial owner of 436,363 shares of Series D Preferred Stock, convertible into 4,948,955 shares of Common Stock (including accretion of dividends as at September 30, 2004), and 3,390,000 shares of Series E Preferred Stock, convertible into 3,433,858 shares of Common Stock, representing 10.9% and 7.5%, respectively, of the Common Stock. Campina has shared power over the voting and disposition of such securities.

HWL, through its ownership of Cenwell, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 4,948,955 shares of Common Stock (including accretion of dividends as at September 30, 2004), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,153,611 shares of Common Stock, representing 10.9% and 6.9%, respectively, of the Common Stock. HWL has shared power over the voting and disposition of such securities.

Cenwell is the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 4,948,955 shares of Common Stock (including accretion of dividends as at September 30, 2004), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,153,611 shares of Common Stock, representing 10.9 % and 6.9%, respectively, of the Common Stock. Cenwell has shared power over the voting and disposition of such securities.

CKLS, through its ownership of GAL, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 6,416,667 shares of Series E Preferred Stock, convertible into 6,499,682 shares of Common Stock, representing 14.3% of the Common Stock. CKLS has shared power over the voting and disposition of such securities.

GAL is the beneficial owner of 6,416,667 shares of Series E Preferred Stock, convertible into 6,499,682 shares of Common Stock, representing 14.3% of the Common Stock. GAL has shared power over the voting and disposition of such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting the last paragraph at the end of Item 6 and adding the following paragraphs thereto:

On July 8, 2004, the Issuer announced its offering of rights to purchase up to $21 million of its Series E Preferred Stock. The rights offering, which was originally expected to terminate on July 16, 2004, was extended until August 2, 2004. Approximately 2.6 million shares of Series E Preferred Stock were issued under the rights offering.

On September 30, 2004, through a privately negotiated transaction, GAL transferred 6,500,000 shares of the Issuer’s Series E Preferred Stock to Ace Paragon Holdings Limited. After the sale, GAL retains 6,416,667 shares of Series E Preferred Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: October 4, 2004

FOR AND ON BEHALF OF CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Title:	Director

FOR AND ON BEHALF OF CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Title:	Director

FOR AND ON BEHALF OF HUTCHISON WHAMPOA LIMITED

By:	/s/ Chow Woo Mo Fong, Susan
Name:	Chow Woo Mo Fong, Susan
Title:	Director

FOR AND ON BEHALF OF CENWELL LIMITED

By:	/s/ Chow Woo Mo Fong, Susan
Name:	Chow Woo Mo Fong, Susan
Title:	Director

FOR AND ON BEHALF OF CK LIFE SCIENCES INT’L., (HOLDINGS) INC.

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Title:	Director

FOR AND ON BEHALF OF GREAT AFFLUENT LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Title:	Director